February 2, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 310-8007.

Dennis A. Klejna
Refco Group Ltd., LLC
One World Financial Center
200 Liberty St., Tower A
New York, NY 10281

Re:	Refco Group Ltd., LLC/Refco Finance Inc.
	Form S-4 amended January 12, 2005
	File No. 333-119701


Dear Mr. Bennett:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 As Amended

1. Please revise to provide updated financial statements as required by Rule 3-12(g) of Regulation S-X.

Selected Historical Financial Data - page 48

2. We note your response to prior comment 10. Your responses to date have not demonstrated the usefulness of EBITDA as a performance measure such that it would not be prohibited by Item 10(e) of Regulation S-K. Please revise your discussions of EBITDA throughout your filing to address the following, or to the extent you are unable to adequately demonstrate its usefulness, please remove this non-GAAP financial measure from throughout your filing.

a) Section I of the adopting release on the conditions for use of non-GAAP measures, describes EBITDA as "earnings before interest, taxes, depreciation and amortization." As your measure presented on pages 50-51 excludes only long-term debt interest rather than aggregate interest expense, it is not appropriate to call this measure EBITDA. Please revise the title of your measure to clearly identify the earnings measure being used and all adjustments. Refer to Question 14 of the FAQ on non-GAAP financial measures.

b) In the last sentence on page 50, you indicate that you use EBITDA after applying various adjustments. Please revise to indicate what adjustments are made to EBITDA for use as a performance measure for each use cited. To the extent that the adjustments made are different than those used to calculate your amounts on pages 50-51, those adjusted measures do not support the usefulness of your amounts on pages 50-51 and references to the adjusted measures should be deleted from the list. Further, such additional adjustments may be an indicator of the lack of usefulness of your presentation on pages
50-51 which would require its omission. Please revise accordingly.

c) You have provided a list of items on page 51 for which you say that EBITDA is used as a basis for determining. Please revise to more clearly explain how and why EBITDA is used as a basis in each of these calculations.

d) Please revise your discussion of EBITDA subject to specified adjustments on page 94 to clearly disclose the nature and consistency of each adjustment.

e) You indicate that you use EBITDA as a basis in determining compliance with debt covenants. If you believe that the covenant is a material term of a material credit agreement and that information about this covenant is material to an investor`s understanding of your financial condition and/or liquidity, please revise the Liquidity section of your MD&A to discuss this measure. Refer to Question 10 of the FAQ.

f) We note your definition of EBITDA for debt covenant purposes on page 141. Based on the nature of such adjustments, this adjusted measure does not support the usefulness of your measures on page 50-
51. Please revise to omit the reference to debt covenants at the top of page 51.

g) Supplementally explain, in detail, how EBITDA is used in the valuation of your company for impairment purposes and tell us how this complies with GAAP. Tell us the assets being evaluated and cite the specific GAAP literature on which you are relying.

h) You indicate that EBITDA is frequently used in evaluating the performance of companies in your industry. Supplementally support your basis for this statement, and provide evidence that the definitions used throughout the industry are consistent with your method of calculation on page 51.

i) Please revise to explain how the vesting of equity units of your parent supports the usefulness of the measure to investors` abilities to evaluate your performance. Otherwise, delete this reference from page 51.

j) Please revise your presentation of EBITDA margin in the second paragraph on page 79 to comply with Item 10(e) of Regulation S-K.
Otherwise, delete this presentation.

k) Please revise your disclosures in the third paragraph on page
79
to delete your references to EBITDA since you are improperly implying this represents "free cash flows" and a liquidity measure. This is a prohibited non-GAAP liquidity measure under Item 10(e)(ii) because you are excluding the charges of interest and taxes that require cash settlement.

l) Please revise to delete the presentation of the compound growth rate of EBITDA in the fourth paragraph on page 79. This presentation is not balanced and such information does not appear useful to the reader.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Factors Affecting Our Results
Acquisitions - page 53

3. We note your response to prior comment 11, as well as your deletions on page 53 and your additions on page 54. Your additional disclosure continues to highlight the increase in revenues resulting from these acquisitions without giving equal prominence to the corresponding increase in expenses. We note your disclosure that the increase in operating expenses due to the acquisitions has been more than offset by increased revenues and transaction volume. Please revise to quantifiably support this statement such that the impact of these acquisitions on your results of operations (specifically, operating income) is transparent. In addition, please revise to clarify whether the increased revenues referred to here were a direct result of these acquisitions.

Liquidity and Capital Resources - page 62
4. We note your response to prior comments 3, 12 and 14. Expand this section to include a more robust discussion of your cash flows and the changes noted in Comment 3. Also, please expand this discussion to directly address the cash flow demands that you are required to meet as a result of the transactions.

Consolidated Interim Financial Statements

5. We continue to evaluate the appropriateness of your accounting treatment for the Transactions consummated. We may have further comment based on those evaluations.

Note A-Organization - page F-42

6. Please revise to address the following regarding your MacFutures trade name.

a) Please provide us with a walkthrough of how you recorded the step-up in the value of this tradename as part of the Transactions. In addition, clearly explain how you determined the fair value of the MacFutures tradename asset as part of these Transactions.

b) Your response to comment 82 in your December 31, 2004 letter states: "With the consummation of the Transactions on August 5, 2004, the new investor has rebranded Mac Trading Services Ltd., which had previously utilized the MacFutures tradename, and changed the name of this operation to REFCO Trading Services as part of a global effort to bring all related trading activities under the same tradename. Therefore, the revenue of MacFutures tradename has been included in the valuation of the REFCO tradename." Tell us what you mean here about the valuation of the REFCO tradename. This portion of your response appears to indicate you believe a separate tradename intangible was created for the REFCO tradename. If so, tell us why you believe that is appropriate under GAAP, since you did not acquire the REFCO tradename. Rather, you are merely making a management decision to begin using it following the Transactions. Tell us how the amount of this tradename was determined, and explain how you determined it had an indefinite life.

c) Tell us why you believe it would be appropriate to include the revenues attributable to the MacFutures tradename in your evaluation of the REFCO tradename. Tell us the GAAP literature on which you relied in making this determination.

d) Based on your prior response to comment 82 of your December 10, 2004 letter, it is our understanding that the co-branding of the MacFutures trade name with REFCO Trading Services occurred on August
5, 2004 with the consummation of the Transactions. However, your response to prior comment 20 seems to indicate that an impairment charge for the MacFutures trade name was not recorded until the public announcement of the rebranding, which was November 10, 2004.
Paragraph 16 of SFAS 142 requires you to evaluate the remaining useful life of indefinite-lived intangibles each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Supplementally explain how you determined that an indefinite life for the MacFutures trade name was still supportable as of August 31, 2004.

e) Supplementally tell us how you evaluated the MacFutures tradename for impairment as of August 31, 2004. If you used the relief from royalty method as indicated in earlier responses, tell us why you believe that is an acceptable methodology for these purposes.

f) Your supplemental response to comment 20 states that the book value of the MacFutures tradename was reduced from $1,060,000 to $453,680 as a result of the Transactions. Please tell us in detail how you determined that this was the correct accounting for these assets to reflect the Transactions. Where did you record the partial step up to fair value for the MacFutures tradename?

g) Revise to disclose the reasons for the increase in the amount of the trademark intangible from $453,680 immediately following the Transactions to $232 million. Supplementally provide us with a reconciliation of the increase.

h) Your supplemental response indicates that you plan to write-off the amount of $453,680 in the quarter ended November 30, 2004. Please explain why you will not have to write-off the entire $232 million, since the MacFutures tradename will no longer be used.

i) Please tell us the GAAP literature on which you are relying for your accounting in this area.

Note G-Restricted Units - page F-49

7. Please address the following regarding your disclosures added on pages F-49 and F-50 about the valuation of the Class B units of your parent, New Refco Group Ltd.LLC:

a) Revise to more clearly disclose how you computed the $50,000 of compensation expense for the period ended August 31, 2004.
Supplementally provide us with your detailed calculations.

b) Tell us how you determined that the Exit Scenario Analysis is an appropriate valuation methodology for stock compensation purposes.

c) Tell us why you believe it is appropriate to average the values resulting from this methodology with the valuations resulting from the Black-Scholes option pricing model.

d) If you are able to support this averaging, revise to disclose the values resulting from each model.

e) Tell us how you calculated the $.83 and how it compared to the issuance of other Class B units as well as to the Class A units.


*	*	*


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, at (202) 942-1816 if you have questions regarding comments on the financial statements and related matters.  You may contact Christian Windsor, Staff Attorney, at
(202)
942-1974 or me at (202) 942-1779 any other questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (212) 310-8007
Todd R. Chandler, Esq.
Alexander Lynch, Esq.
Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
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Refco Group Ltd., LLC
Dennis A. Klejna
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